				Exhibit 12.1
Kansas City Southern

Computation of Ratio of Earnings to Fixed Charges
Dollars in millions

	2012(i)	2011(ii)	2010	2009	2008
Earnings:
Pretax income from continuing operations, excluding equity in earnings of unconsolidated affiliates	$597.1	$436.8	$269.5	$94.5	$227.9
Interest expense	100.4	129.1	158.1	173.7	138.9
Portion of rents representative of an appropriate interest factor	36.2	40.2	42.3	46.3	45.7
Distributed income of equity investments	19.8	18.1	19.5	7.3	18.9
Pretax income as adjusted	$753.5	$624.2	$489.4	$321.8	$431.4

Fixed Charges:
Interest expense	$100.4	$129.1	$158.1	$173.7	$138.9
Capitalized interest	0.9	1.0	1.3	2.8	4.4
Portion of rents representative of an appropriate interest factor	36.2	40.2	42.3	46.3	45.7
Fixed charges before preference dividends	137.5	170.3	201.7	222.8	189.0
Preference security dividend as defined by Item 503(d)(B) of Regulation S-K	0.3	2.2	17.7	16.5	20.5
Total fixed charges	$137.8	$172.5	$219.4	$239.3	$209.5

Ratio of earnings to fixed charges and preference dividends	5.5	3.6	2.2	1.3	2.1

Ratio of earnings to fixed charges	5.5	3.7	2.4	1.4	2.3
Note: Excludes amortization of capitalized interest due to immateriality.
(i) During 2012, the Company recognized a pre-tax gain of $43.0 million within operating expenses for the elimination of deferred statutory profit sharing liability, net as a result of the organizational restructuring during the period.
(ii) During 2011, the Company recognized a pre-tax gain of $25.6 million within operating expenses for insurance recoveries related to hurricane damage.